Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Invesco Actively Managed Exchange-Traded Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), on behalf of its series, the Invesco Intermediate Bond Factor ETF, Invesco Multi-Sector Bond Factor ETF and Invesco Short-Term Bond Factor ETF (the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 386 to the Trust’s Registration Statement under the 1933 Act, which was filed on Form N-1A (File Nos. 333-147622 and 811-22148) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-19-313423) on December 13, 2019, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Funds. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 386.

Post-Effective Amendment No.	Date Filed	Accession Number
389	February 25, 2020	0001193125-20-048118
395	March 25, 2020	0001193125-20-085141
398	April 15, 2020	0001683863-20-003295
401	April 29, 2020	0001683863-20-006966
404	May 22, 2020	0001683863-20-009978
406	June 4, 2020	0001683863-20-010552
408	June 18, 2020	0001683863-20-011032
410	July 16, 2020	0001193125-20-194056
412	August 12, 2020	0001193125-20-217764
414	August 28, 2020	0001193125-20-234706
420	September 25, 2020	0001193125-20-254434
426	October 14, 2020	0001193125-20-269343
431	November 10, 2020	0001193125-20-290233
437	December 9, 2020	0001193125-20-313871
441	January 7, 2021	0001193125-21-004145
443	January 21, 2021	0001193125-21-013284
445	February 19, 2021	0001193125-21-049049
448	March 19, 2021	0001193125-21-087348
450	April 16, 2021	0001193125-21-118732
452	May 14, 2021	0001193125-21-161682
454	June 11, 2021	0001193125-21-188494

456	July 9, 2021	0001193125-21-211473
459	August 6, 2021	0001193125-21-238842
461	September 3, 2021	0001193125-21-265270
463	October 1, 2021	0001193125-21-289332
467	October 29, 2021	0001193125-21-312773
470	November 24, 2021	0001193125-21-339789
472	December 22, 2021	0001193125-21-364528
475	January 20, 2022	0001193125-22-013293
478	February 18, 2022	0001193125-22-046045
482	March 18, 2022	0001193125-22-079131
484	April 14, 2022	0001193125-22-105081
486	May 13, 2022	0001193125-22-149484
488	June 10, 2022	0001193125-22-171586
490	July 8, 2022	0001193125-22-190083
492	August 5, 2022	0001193125-22-213273
494	September 2, 2022	0001193125-22-237199
497	September 29, 2022	0001193125-22-253764
499	October 28, 2022	0001193125-22-271805
501	November 23, 2022	0001193125-22-291750
504	December 22, 2022	0001193125-22-310688
506	January 20, 2023	0001193125-23-011477
508	February 17, 2023	0001193125-23-041513
511	March 17, 2023	0001193125-23-073376
513	April 14, 2023	0001193125-23-101252
515	May 12, 2023	0001193125-23-142730
517	June 9, 2023	0001193125-23-164008
519	July 7, 2023	0001193125-23-183485
521	August 4, 2023	0001193125-23-203445
523	September 1, 2023	0001193125-23-226873
525	September 29, 2023	0001193125-23-246527
527	October 27, 2023	0001193125-23-264538
529	November 21, 2023	0001193125-23-281216
531	December 20, 2023	0001193125-23-299400
533	January 18, 2024	0001193125-24-009744
535	February 16, 2024	0001193125-24-038039
538	March 15, 2024	0001193125-24-068762
541	April 12, 2024	0001193125-24-094034
544	May 10, 2024	0001193125-24-135802
546	June 7, 2024	0001193125-24-156758
549	July 5, 2024	0001193125-24-175399
553	August 2, 2024	0001193125-24-192077
555	August 30, 2024	0001193125-24-210345
558	September 27, 2024	0001193125-24-227546
560	October 25, 2024	0001193125-24-243472
563	November 22, 2024	0001193125-24-263939

The Trust is making this application for withdrawal of Post-Effective Amendment No. 386 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with Post-Effective Amendment No. 386 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 315-2341.

Sincerely,

/s/ Will McAllister

Will McAllister
Assistant Secretary,
Invesco Actively Managed Exchange-Traded Fund Trust